Bret D. Scholtes

Chief Executive Officer and President

Omega Protein Corporation

2105 City West Boulevard, Suite 500 • Houston, Texas 77042

CONFIDENTIAL TREATMENT REQUESTED

BY OMEGA PROTEIN CORPORATION (08142013)

September 5, 2013

Securities and Exchange Commission

Division of Corporate Finance
100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

Attn:      Karl Hiller – Branch Chief

Kimberly Calder – Assistant Chief Accountant

John Cannarella – Staff Accountant

Re:	Omega Protein Corporation Form 10-K for the Fiscal Year ended December 31, 2012 Filed March 5, 2013 Form 10-Q for the Fiscal Quarter ended June 30, 2013 Filed August 6, 2013 File No. 001-14003

Dear Mr. Hiller:

This letter responds to the letter dated August 14, 2013 to Omega Protein Corporation (“Company”) transmitting the comments of the staff (the “Staff”) of the Division of Corporate Finance of the Securities and Exchange Commission (“SEC”) regarding the SEC filings of the Company referenced above. For your convenience, each response is preceded by the Staff’s comment to which the response relates. Certain portions of this letter are subject to a confidential treatment request and, accordingly, the EDGAR transmission of this letter does not contain these portions.

Form 10-K for the Fiscal Year ended December 31, 2012

Company Overview, page 4

Menhaden Fishing, page 4

CONFIDENTIAL TREATMENT REQUESTED

BY OMEGA PROTEIN CORPORATION (08142013)

SEC Comment:

1.

We note your disclosure in your Form 10-K for the year ended December 31, 2008 that you owned a fleet of 58 fishing vessels for use in your fishing operations. We further note from disclosures in your subsequent annual reports on Form 10-K that the vessel count reflects a declining trend, such that as of December 31, 2012 the vessel count is 43, representing a 26% decline. During the same timeframe, the unamortized balance of your fishing vessels increased from $99.7 million as of December 31, 2008 to $103.8 million as of December 31, 2012. Lastly, we note that the utilization rate of the fleet used in the Gulf of Mexico remained constant at approximately 60% and the remaining fleet of fishing vessels and spotter aircraft are not routinely operated during the fishing season. To help us understand these trends, please address the following:

•

For each of your fishing vessels, tell us the year of initial service and provide a roll forward of capitalized costs and related accumulated depreciation for each of the four years ended December 31, 2012. Each rollforward should include the annual incremental capitalized costs, and specifically identify additions, and reductions due to retirements, sales, vessels lost at sea, and other impairments.

Company Response:

Please refer to Attachment #1 [CONFIDENTIAL TREATMENT REQUESTED BY OMEGA PROTEIN CORPORATION] for the requested vessel-by-vessel rollforward schedule.

There are several factors that have increased the historical cost balance per vessel over time. First, the Company periodically retires older and less productive vessels. These vessels are typically at or near the end of their accounting useful lives and therefore their historical costs typically reflect dated acquisition and/or construction costs when compared to newer vessels or those which have had recent major refurbishments. As a result, these retirements of older vessels lower the total vessel count, but do so with only a modest reduction in historical cost.

Second, the Company performs major refurbishments as well as other capital improvements on its remaining vessels to extend their life. Given the age of our fleet and the exposure of that fleet to the salt water conditions in which they operate, generally all vessels have had major refurbishment during their lifetime to ensure they remain productive and properly functioning assets. These refurbishments and improvements are incurred at more recent costs, which reflect higher labor and material costs and more stringent regulations, and increase historical cost.

In addition, and as disclosed in our Form 10-K for the year ended December 31, 2012, fishing vessels are typically depreciated over their estimated useful life of 15-20 years; therefore, the original acquisition cost for many of our vessels has been fully depreciated. The portions of the vessels that are replaced or refurbished as described in the preceding paragraph have therefore also generally been fully depreciated, and remain on the balance sheet with zero net effect.

CONFIDENTIAL TREATMENT REQUESTED

BY OMEGA PROTEIN CORPORATION (08142013)

Finally, during the rollforward period the Company added the Rappahanock, a new, larger vessel, to its fleet at a cost well above the historical cost of its other vessels. The net impact of the above factors is a higher historical cost per vessel at the end of the period.

SEC Comment:

•

Provide a detailed analysis of the costs associated with replacements and improvements of fishing vessels and tell us how these activities appreciably extend the useful life, increase the earnings capacity, or improve the efficiency of the vessels.

Company Response:

Vessel-by-vessel replacement and improvement costs are noted and described in Attachment #1 [CONFIDENTIAL TREATMENT REQUESTED BY OMEGA PROTEIN CORPORATION]. The most expensive replacement is a major refurbishment, in which a significant amount of worn steel and equipment in a vessel is replaced in order to extend the useful life of the vessel. Minor refurbishments, which are more common and less expensive, involve more isolated steel and equipment replacement. Other improvements include technology upgrades such as global positioning systems that increase the efficiency of the vessels, resulting in increased fish catch and corresponding increased earning capacity.

In addition to the capitalized expenditures, we also routinely expense recurring annual repairs and drydocking costs in the current period on all vessels. Unlike our capitalized expenditures, these types of costs do not extend the life of the vessels and are routine in nature, and thus are expensed in the period incurred. As an example, during the offseason we expense the cost of scraping and painting the outer hull of vessels to prepare them for the upcoming fishing season.

SEC Comment:

•	When replacement components of the fishing vessels are significant in cost and have shorter lives than the basic unit, tell us if depreciation is provided by component or some other methodology.

Company Response:

Major refurbishments, which are described in the preceding response, are tracked separately and generally depreciated over a 15 year term. Smaller capital projects, which augment major refurbishments and are performed in between major refurbishments, are capitalized over a shorter period that generally runs until the end of the life of the last major refurbishment. In the unusual case where a component that is significant in cost has a shorter useful life than the basic unit, such as an information technology enhancement, the Company would depreciate the component on a straight-line base over that shorter life.

CONFIDENTIAL TREATMENT REQUESTED

BY OMEGA PROTEIN CORPORATION (08142013)

SEC Comment:

•

With respect to the fishing vessels and spotter aircraft that are not routinely operated during the fishing season, tell us how you depreciate these idled vessels and specify the extent to which those vessels have been utilized in your fishing operations in each of the three years ended December 31, 2012.

Company Response:

Generally, vessels are added to the idle fleet based on the specific vessel requirements or strategies for an upcoming fishing season. Idle vessels are noted for each year in Attachment #1 [CONFIDENTIAL TREATMENT REQUESTED BY OMEGA PROTEIN CORPORATION].

Once a vessel is considered idle, its use in the fleet is periodically reevaluated to determine how it can best contribute to future fishing operations. As an example, vessels placed in the idle fleet may, in a future season, be used as a fishing vessel or repurposed as carry vessels or water boats. Attachment #1 [CONFIDENTIAL TREATMENT REQUESTED BY OMEGA PROTEIN CORPORATION] includes examples of idle vessels that have been reactivated in subsequent seasons.

Idle vessels and aircraft continue to be depreciated over their normal depreciable life. If it is determined that a vessel will not serve a role in the future, the remaining useful life and salvage values are reassessed. If the vessel is to be sold, it is measured at the lower of its carrying value or fair value less cost to sell. As of December 31, 2012, the Company had two vessels in its fleet which are currently idle with a total net book value of $0.6 million.

Restricted Stock, page 74

SEC Comment:

2.

We note your disclosure that restricted shares are considered outstanding on the date granted and included in the basic earnings per share calculation. We further note that non-vested shares are forfeited upon the termination of employment. Please clarify how you determined that inclusion of the non-vested restricted shares in the calculation of basic earnings per share is consistent with FASB ASC 260-10-45-13.

Company Response:

Although unvested shares are forfeited upon termination of employment as disclosed in the Company’s footnotes to its financial statements, the Company’s unvested restricted stock awards also contain nonforfeitable rights to dividends to which the recipient is entitled prior to termination of employment. As a result of this feature, the Company believes these awards meet the definition of a participating security as referenced in FASB ASC 260-10-45-60 to 61.

CONFIDENTIAL TREATMENT REQUESTED

BY OMEGA PROTEIN CORPORATION (08142013)

Upon review of the applicable guidance and in light of the Staff’s comment, the Company believes its footnote disclosure should be revised to include disclosure that the Company’s unvested restricted stock awards are participating securities and that EPS is calculated using the two-class method. Additionally, the Company will revise its earnings per share calculation in the footnotes to the Company’s financial statements in future filings to reflect the application of the two-class method. The Company will also revise its weighted average common shares outstanding amounts per the Consolidated Statement of Comprehensive Income in future filings to reflect only weighted average common shares outstanding and exclude unvested restricted stock.

As of December 31, 2011 and 2012, unvested restricted shares comprised 0.09% and 1.1%, respectively, of the previously disclosed basic and diluted weighted average shares outstanding. Under the two-class method, basic and diluted earnings per common share as previously disclosed would not change. Further, we do not believe revised disclosures would impact trends, loan covenants or other qualitative factors. We have therefore concluded that our prior disclosures were not materially misstated, and the Company will make the revised disclosures and present the revised calculations noted above in its Form 10-Q for the quarter ended September 30, 2013 and future filings for current and prior periods presented.

Form 10-Q for the Fiscal Quarter-ended June 30, 2013

Note 12 - Commitments and Contingencies, page 17

SEC Comment:

3.

We note that certain press reports indicate that you are a defendant in a lawsuit styled "Hebert v. Omega Protein, Inc. et al” whereby the plaintiffs are seeking monetary damages for the alleged wrongful death of your former employee. Please refer to FASB ASC 450-20-50-1 through 50-5 and tell us how you determined that disclosure of this contingency was not required.

Company Response:

Under FASB ASC 450-20-50-1 through 50-5, a contingency should be disclosed if it is at least reasonably possible or probable that a liability may have been incurred. The Company does not believe that a liability is reasonably possible or probable in this lawsuit for the reasons set forth in Attachment #2 [CONFIDENTIAL TREATMENT REQUESTED BY OMEGA PROTEIN CORPORATION].

CONFIDENTIAL TREATMENT REQUESTED

BY OMEGA PROTEIN CORPORATION (08142013)

In connection with the Company’s response to the Staff, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to contact the Company’s Chief Financial Officer, Andrew Johannesen, at 713-940-6113 (email: ajohannesen@omegaprotein.com) or the Company’s General Counsel, John Held, at 713-940-6116 (email: jheld@omegaprotein.com) if you have any questions regarding the Company’s responses or require any additional information.

Very truly yours,

CONFIDENTIAL TREATMENT REQUESTED

BY OMEGA PROTEIN CORPORATION (08142013)

Attachment to Response Letter of Omega Protein Corporation dated September 5, 2013 responding to SEC comment letter dated August 14, 2013.

Attachment #1

 [CONFIDENTIAL TREATMENT REQUESTED BY OMEGA PROTEIN CORPORATION]

CONFIDENTIAL TREATMENT REQUESTED

BY OMEGA PROTEIN CORPORATION (08142013)

Attachment to Response Letter of Omega Protein Corporation dated September 5, 2013 responding to SEC comment letter dated August 14, 2013.

Attachment #2

[CONFIDENTIAL TREATMENT REQUESTED BY OMEGA PROTEIN CORPORATION]